UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.21)*

Safehold Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

78645L 100
(CUSIP Number)

Geoffrey M. Dugan

iStar Inc.

1114 Avenue of the Americas

New York, New York 10036

(212) 930-9400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 18,2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*              The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 78649D104

1	NAME OF REPORTING PERSON iStar Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,819,402
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 36,819,402
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,819,402
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.94%
14	TYPE OF REPORTING PERSON CO

This Amendment No. 21 on Schedule 13D (the "Schedule 13D") relating to shares of common stock, $0.01 par value per share (the "Shares"), of Safehold Inc., a Maryland corporation (the "Issuer"), is being filed by iStar Inc., a Maryland corporation ("iStar"), and supplements and amends the statement on Schedule 13D originally filed with the Commission on June 27, 2017 (as amended, the "Statement").

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate amount of funds used by iStar to acquire the Shares reported in Item 5(c) was approximately $15.1 million. iStar used its working capital to make such purchase. In addition, iStar received 70,507 Shares in payment of quarterly management fees under its management agreement with the Issuer.

Item 4.	Purpose of Transaction

iStar’s acquisitions of additional Shares, as reported in Item 5(c) of this Statement, were made in order to increase its equity interest in the Issuer and to receive payment of its management fees.

iStar's stated corporate strategy is to continue to transition its portfolio and business focus to its ground lease strategy, both directly and through the Issuer. In connection with the anticipated closing of its announced net lease portfolio sale, iStar's board of directors, or a committee thereof, expects to evaluate ways to continue to execute this corporate strategy, including considering transactions having the objectives of realizing value from its ownership interest in and management contract with the Issuer, simplifying the management structures of iStar and the Issuer, addressing iStar's remaining legacy assets and satisfying its outstanding liabilities, among other objectives. The structure, terms, completion and timing of any potential transactions with the Issuer and/or third parties would be dependent on many factors, many of which would be outside iStar's control. As such, iStar cannot predict if or when it would complete any potential transaction or that a potential transaction would otherwise be successful in achieving its desired results. iStar has not set a definitive timetable for its evaluation of any possible transactions and does not intend to provide updates on its evaluation until such time as it determines in its sole discretion, as required by law and/or it has entered into definitive documentation with respect to a particular transaction. Without limiting the foregoing, depending upon a variety of factors, iStar may from time to time and at any time, in its sole discretion, consider, formulate and implement various plans or proposals intended to enhance the value of its Shares, including, among other things, proposing or effecting any matter that would constitute or result in any of the matters or effects enumerated in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)	As of February 17, 2022, iStar beneficially owns 36,819,402 Shares directly, or approximately 64.94% of the outstanding Shares. Annex A sets forth the number of Shares and the aggregate percentage of the outstanding Shares beneficially owned by each of iStar's executive officers and directors.

(c)	During the 60 days prior to the filing of this Amendment No. 21 to the initial Statement, iStar purchased a total of 280,870 Shares, (including 70,507 Shares received as payment of quarterly management fees) pursuant to the Management Agreement between the Issuer and SFTY Manager LLC, a wholly-owned subsidiary of iStar. The table below sets forth details about the Shares purchased by iStar during the 60 days prior to the filing of this Amendment No.21.

Trade Date	# of Shares	Price ($)	TOTAL
12/21/2021	6,756	73.9949	$500,027.77
12/22/2021	6,615	75.5651	$499,978.90
12/23/2021	6,590	75.8552	$500,001.10
12/27/2021	6,507	76.8198	$499,980.31
12/28/2021	6,465	77.3198	$499,985.65
12/29/2021	6,454	77.4504	$499,977.83
12/30/2021	6,358	78.6271	$500,022.37
12/31/2021	6,294	79.4213	$499,987.81
1/3/2022	6,287	79.5076	$499,974.30
1/4/2022	5,192	79.7897	$414,358.98
1/5/2022	6,430	77.7476	$500,029.60
1/6/2022	6,711	74.4909	$500,025.87
1/7/2022	6,962	71.8050	$500,028.25
1/10/2022	7,164	69.7746	$499,990.60
1/11/2022	7,154	69.8737	$500,001.65
1/12/2022	6,999	71.4259	$500,032.35
1/13/2022	6,996	71.4490	$499,979.63
1/14/2022	7,140	70.0118	$500,009.20
1/18/2022	7,233	69.1145	$500,031.76
1/19/2022	7,340	68.1043	$500,014.01
1/20/2022	7,726	64.7011	$500,015.91
1/21/2022	7,956	62.8308	$500,021.07
1/24/2022	8,403	59.4946	$500,080.17
1/25/2022	8,346	59.8980	$500,054.77
1/26/2022	8,200	60.9658	$500,063.06
1/27/2022	8,494	58.8519	$500,036.69
1/28/2022	8,698	57.4777	$500,093.25
1/31/2022	8,222	60.7996	$500,038.20
2/1/2022	8,069	61.9569	$500,071.44
2/2/2022	1,490	61.5759	$91,774.17

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

All Shares are subject to the voting power limitations contained in the Stockholder’s Agreement, dated as of January 2, 2019, between the Issuer and iStar, as reported in Amendment No. 13 to the Initial Statement, which limits iStar’s voting power in the Issuer to 41.9%.

Annex A

INFORMATION REGARDING THE DIRECTORS AND
EXECUTIVE OFFICERS OF iSTAR, INC.

I.	Set forth below is the name and present principal occupation or employment of each director and executive officer of iStar. Unless otherwise indicated, all persons identified below are United States citizens. Directors of iStar are identified by an asterisk.

Name	Principal Occupation/Employment

*Jay Sugarman	Chairman and Chief Executive Officer
*Clifford de Souza	Private investor
*Robin Josephs	Private investor
*Barry Ridings	Senior advisor, Lazard Freres & Co.
*Richard Lieb	Senior advisor, Greenhill & Co., LLC
*David Eisenberg	Managing director, Zigg Capital
Marcos Alvarado	President and Chief Investment Officer
Brett Asnas	Chief Financial Officer

II.	Set forth below are the number of Shares, and the percentage of the outstanding Shares, beneficially owned by each of the directors and executive officers of iStar Inc. Directors of iStar are identified by an asterisk.

Name	No. of Shares		% of Outstanding Shares
*Jay Sugarman	110,882	(1)	0.21%
*Clifford de Souza	2,500		**
*Robin Josephs	50,750	(2)	**
*Barry Ridings	6,500	(3)	**
*Richard Lieb	0		-
*David Eisenberg	0		-
Marcos Alvarado	25,891		**
Brett Asnas	0		-

(1) This consists of 37,864 Shares owned by Mr. Sugarman and 73,018 Shares owned indirectly through trusts.

(2) This consists of (a) 15,750 Shares owned by Ms. Josephs, (b) 25,000 Shares owned indirectly through a family trust and (c) 10,000 restricted stock units representing the right to receive 10,000 Shares in equal annual installments of 2,000 Shares each when the units settle on each July 1 of 2027 through 2031. These restricted stock units are fully vested.

(3) This consists of (a) 2,500 Shares owned by Mr. Ridings and (b) 4,000 Shares owned indirectly through family trusts.

** Under 0.1%.

SIGNATURE

After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2022

iSTAR INC.

/s/ Geoffrey M. Dugan
Geoffrey M. Dugan
General Counsel, Corporate and Secretary